Exhibit 99.2
Management's discussion and analysis
("MD&A") – February 10, 2016

Overview
The following discussion and analysis is a review of the financial condition and results of operations of Just Energy Group Inc. ("JE" or "Just Energy" or the "Company") for the three and nine months ended December 31, 2015, and has been prepared with all information available up to and including February 10, 2016. This analysis should be read in conjunction with the unaudited consolidated financial statements of the Company for the three and nine months ended December 31, 2015. The financial information contained herein has been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). All dollar amounts are expressed in Canadian dollars. Quarterly reports, the annual report and supplementary information can be found on Just Energy's corporate website at www.justenergygroup.com. Additional information can be found on SEDAR at www.sedar.com or at the U.S. Securities and Exchange Commission's website at www.sec.gov.
Just Energy is a corporation established under the laws of Canada and holds securities and distributes the income of its directly and indirectly owned operating subsidiaries and affiliates. Just Energy is an energy management solutions provider specializing in electricity, natural gas and solar and green energy. The Company operates in the United States, Canada and the United Kingdom, offering a wide range of energy products and home energy management services including long-term fixed-price, variable-price, and flat-bill programs, smart thermostats, and residential solar panel installations. Just Energy is the parent company of Amigo Energy, Commerce Energy, Green Star Energy, Hudson Energy, JE Solar, Tara Energy and TerraPass.
By fixing the price of natural gas and electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy offsets its customers' exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.
Just Energy also offers green products through its JustGreen program and conservation solutions through smart thermostats. The JustGreen electricity product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The JustGreen gas product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.
Smart thermostats are offered as a bundled product with commodity contracts as well as a stand-alone unit. The smart thermostats are manufactured and distributed by ecobee Inc. ("ecobee"), a company in which Just Energy holds a 10% equity interest.
Just Energy markets its product offerings through a number of sales channels including broker and affinity relationships, door-to-door marketing and online marketing. The online marketing of gas and electricity contracts is primarily conducted through Just Ventures LLC and Just Ventures L.P. (collectively, "Just Ventures"), a joint venture in which Just Energy holds a 50% equity interest.
Just Energy began selling residential solar finance products through its partnership with Clean Power Finance ("CPF") in the first quarter of fiscal 2016. CPF recently merged with Kilowatt Financial to form Spruce Finance Inc. ("Spruce"). Under the agreement, Just Energy will act as an originator of residential solar deals that are financed and installed via Spruce. Just Energy will also be able to sell complementary energy management solutions to solar customers.

Forward-looking information
This MD&A contains certain forward-looking information pertaining to customer additions and renewals, customer consumption levels, EBITDA, Base EBITDA, Funds from Operations, Base Funds from Operations and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, extreme weather conditions, rates of customer additions and renewals, customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, decisions by regulatory authorities, competition, the results of litigation, and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels is included in the Annual Information Form and other reports on file with security regulatory authorities, which can be accessed on our corporate website at www.justenergygroup.com, or through the SEDAR website at www.sedar.com or at the U.S. Securities and Exchange Commission's website at www.sec.gov.
Key terms
"$100m convertible debentures" refers to the $100 million in convertible debentures issued by the Company to finance the purchase of Fulcrum Retail Holdings, LLC, effective October 1, 2011. See "Debt and financing for continuing operations" on page 26 for further details.
"$330m convertible debentures" refers to the $330 million in convertible debentures issued by Just Energy to finance the purchase of Hudson Energy Services, LLC, effective May 1, 2010. See "Debt and financing for continuing operations" on page 26 for further details.
"$150m convertible bonds" refers to the US$150 million in convertible bonds issued in January 2014.  Net proceeds were used to redeem Just Energy's outstanding $90 million convertible debentures on March 19, 2014 and pay down Just Energy's line of credit. See "Debt and financing for continuing operations" on page 26 for further details.
"attrition" means customers whose contracts were terminated prior to the end of the term either at the option of the customer or by Just Energy.
"customer" does not refer to an individual customer but instead to an RCE (see key term below).
"failed to renew" means customers who did not renew expiring contracts at the end of their term.
"gross margin per RCE" refers to the energy gross margin realized on Just Energy's customer base, including gains/losses from the sale of excess commodity supply.
"LDC" means a local distribution company; the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.
"RCE" means residential customer equivalent, which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis and, as regards electricity, 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario, Canada.
NON-IFRS FINANCIAL MEASURES
Just Energy's consolidated financial statements are prepared in compliance with IFRS. All non-IFRS financial measures do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers.
EBITDA
"EBITDA" refers to earnings before finance costs, taxes, depreciation and amortization. This is a non-IFRS measure that reflects the operational profitability of the business.

BASE EBITDA
"Base EBITDA" refers to EBITDA adjusted to exclude the impact of mark to market gains (losses) arising from IFRS requirements for derivative financial instruments on future supply positions as well as reflecting an adjustment for share-based compensation. This measure reflects operational profitability as the non-cash share-based compensation expense is treated as an equity issuance for the purpose of this calculation, as it will be settled in shares and the mark to market gains (losses) are associated with supply already sold in the future at fixed prices.
Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under current IFRS, the customer contracts are not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing. Management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance of Just Energy and management has therefore excluded them from the Base EBITDA calculation.
FUNDS FROM OPERATIONS
"Funds from Operations" refers to the cash flow generated by operations. Funds from Operations is calculated by Just Energy as gross margin adjusted for cash items including administrative expenses, selling and marketing expenses, bad debt expenses, finance costs, corporate taxes, capital taxes and other cash items. Funds from Operations also includes a seasonal adjustment for the gas markets in Ontario, Quebec, Manitoba and Michigan in order to include cash received from LDCs for gas not yet consumed by end customers.
BASE FUNDS FROM OPERATIONS/BASE FFO
"Base Funds from Operations" or "Base FFO" refers to the Funds from Operations reduced by capital expenditures purchased to maintain productive capacity. Capital expenditures to maintain productive capacity represent the capital spend relating to capital and intangible assets.
BASE FUNDS FROM OPERATIONS PAYOUT RATIO
The payout ratio for Base Funds from Operations means dividends declared and paid as a percentage of Base Funds from Operations.
EMBEDDED GROSS MARGIN
"Embedded gross margin" is a rolling five-year measure of management's estimate of future contracted energy gross margin. The energy marketing embedded gross margin is the difference between existing energy customer contract prices and the cost of supply for the remainder of the term, with appropriate assumptions for customer attrition and renewals. It is assumed that expiring contracts will be renewed at target margin renewal rates.
Embedded gross margin indicates the margin expected to be realized from existing customers. It is intended only as a directional measure for future gross margin.  It is not discounted to present value nor is it intended to take into account administrative and other costs necessary to realize this margin.

Financial highlights
For the three months ended December 31
(thousands of dollars, except where indicated and per share amounts)
		% increase
	Fiscal 2016	(decrease)	Fiscal 2015
Sales	$1,009,709	7%	$946,752
Gross margin	179,937	20%	150,098
Administrative expenses	42,934	5%	40,912
Selling and marketing expenses	67,061	27%	52,968
Finance costs	17,731	(9)%	19,525
Profit (loss) from continuing operations[1]	10,188	NMF [3]	(371,403)
Profit from discontinued operations	-	NMF [3]	165,210
Profit (loss)[1]	10,188	NMF [3]	(206,193)
Profit (loss) per share from continuing operations available to shareholders - basic	0.04		(2.56)
Profit (loss) per share from continuing operations available to shareholders - diluted	0.04		(2.56)
Dividends/distributions	18,662	-	18,572
Base EBITDA[2]	55,724	10%	50,592
Base Funds from operations[2]	26,783	26%	21,179
Payout ratio on Base Funds from operations[2]	70%		88%

For the nine months ended December 31
(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2016	(decrease)	Fiscal 2015
Sales	$3,029,980	13%	$2,686,061
Gross margin	497,999	23%	406,003
Administrative expenses	120,826	8%	112,174
Selling and marketing expenses	195,090	21%	161,263
Finance costs	52,228	(8)%	56,996
Profit (loss) from continuing operations[1]	51,601	NMF[3]	(511,401)
Profit from discontinued operations	-	NMF[3]	131,138
Profit (loss)[1]	51,601	NMF[3]	(380,263)
Profit (loss) per share from continuing operations available to shareholders - basic	0.28		(3.56)
Profit (loss) per share from continuing operations available to shareholders -diluted	0.27		(3.56)
Dividends/distributions	56,062	(18)%	68,127
Base EBITDA[2]	140,284	25%	112,512
Base Funds from operations[2]	94,377	56%	60,525
Payout ratio on Base Funds from operations[2]	59%		113%
Embedded gross margin[2]	1,985,000	10%	1,798,800
Total customers (RCEs)	4,567,000	(2)%	4,662,000
1Profit (loss) includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.
2See  "Non-IFRS financial measures" on page 2.
3Not a meaningful figure.

Just Energy delivered another quarter of strong operating and financial performance for the three months ended December 31, 2015, with sales of $1,009.7 million, 7% higher than the third quarter of fiscal 2015; gross margin of $179.9 million, 20% higher than the prior comparable period; and Base EBITDA of $55.7 million, 10% better than the third quarter of fiscal 2015. The Company's reported Base EBITDA in the third quarter of fiscal 2016 includes $5.9 million of prepaid commission expense, reflecting the change in classification of prepaid commissions as a current asset effective April 1, 2016. Excluding this additional expense item, Base EBITDA increased by 22% to $61.6 million in comparison to the third quarter of fiscal 2015. Of this $11.0 million year over year improvement in Base EBITDA, $5.0 million was due to the foreign currency impact and $6.0 million was driven by operational performance improvements. While gas consumption in the current quarter was lower than normal due to the impact of warmer than normal weather in November and December, the negative impact of this warm weather on the Company's financial results was largely mitigated by the Company's winter hedge strategy for these markets. The Company's financial highlights for the three and nine months ended December 31, 2015 are shown below.

Continuing operations
CONSUMER DIVISION
The sale of gas and electricity to customers with annual consumption equivalent to 15 RCEs and less is undertaken by the Consumer division. Marketing of the energy products of this division is primarily done through online marketing, door-to-door marketing and telemarketing efforts. Consumer customers make up 42% of Just Energy's customer base, which is currently focused on longer-term price-protected, flat-bill and variable rate offerings of commodity products as well as JustGreen. To the extent that certain markets are better served by shorter-term or enhanced variable rate products, the Consumer division's sales channels also offer these products. In addition, the Consumer division markets smart thermostats, offering the thermostats as a stand-alone unit or bundled with certain commodity products.
COMMERCIAL DIVISION
Customers with annual consumption equivalent to over 15 RCEs are served by the Commercial division. These sales are made through three main channels: sales through the broker channel using the commercial platform; door-to-door commercial independent contractors; and inside commercial sales representatives. Commercial customers make up 58% of Just Energy's customer base. Products offered to commercial customers can range from standard fixed-price offerings to "one off" offerings, which are tailored to meet the customer's specific needs. These products can be either fixed or floating rate or a blend of the two, and normally have terms of less than five years. Gross margin per RCE for this division is lower than Consumer margins but customer aggregation costs and ongoing customer care costs per RCE are lower as well. Commercial customers have significantly lower attrition rates than those of Consumer customers.
RESIDENTIAL SOLAR DIVISION
Just Energy has entered into a partnership with Spruce where Just Energy acts as an originator of residential solar deals that are financed and installed by Spruce. This agreement unites Just Energy's strengths in customer acquisitions and experience with Spruce's solar finance and fulfillment capabilities. Spruce's online platform allows Just Energy to sell residential solar finance products and connects the Company with a national network of qualified solar installation professionals. Under the agreement, Just Energy will act as an originator of residential solar deals that are financed and installed via Spruce. Just Energy will also be able to sell complementary energy management solutions to solar customers.
Just Energy began marketing solar energy solutions in California and New York in fiscal 2016 with the results of operations included with the Consumer division.
ABOUT THE ENERGY MARKETS
NATURAL GAS
Just Energy offers natural gas customers a variety of products ranging from month-to-month variable-price offerings to five-year fixed-price contracts. Just Energy purchases gas supply through physical or financial transactions with market counterparts in advance of marketing, based on forecast customer aggregation for residential and small Commercial customers. For larger Commercial customers, gas supply is generally purchased concurrently with the execution of a contract. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Flat-bill products allow predictability by removing the price and the volume risk from customers' bills by guaranteeing the same price every month for their energy supply.
The LDC provides historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the gas portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy's ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. To the extent that supply balancing is not fully covered through active management or the options employed, Just Energy's realized customer gross margin may be reduced or increased depending upon market conditions at the time of balancing.

Ontario, Quebec, Manitoba and Michigan
In Ontario, Quebec, Manitoba and Michigan, the volumes delivered for a customer typically remain constant throughout the year. Just Energy does not recognize sales until the customer actually consumes the gas. During the winter months, gas is consumed at a rate that is greater than delivery and, in the summer months, deliveries to LDCs exceed customer consumption. Just Energy receives cash from the LDCs as the gas is delivered, which is even throughout the year.
Alberta and British Columbia
In Alberta and British Columbia, the volume of gas delivered is based on the estimated consumption for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash received from customers and the LDC will be higher in the winter months.
Other gas markets
In New York, Illinois, Indiana, Ohio, California, Georgia, New Jersey, Pennsylvania, Saskatchewan and the United Kingdom, the volume of gas delivered is based on the estimated consumption and storage requirements for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash flow received from these states/provinces is greatest during the third and fourth (winter) quarters, as cash is normally received from the LDCs in the same period as customer consumption.
ELECTRICITY
In Ontario, Alberta, New York, Texas, Illinois, Pennsylvania, New Jersey, Maryland, Michigan, California, Ohio, Delaware, Massachusetts and the United Kingdom, Just Energy offers a variety of solutions to its electricity customers, including fixed-price, flat-bill and variable-price products on both short-term and longer-term electricity contracts. Some of these products provide customers with price-protection programs for the majority of their electricity requirements. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long-term supply procurement decisions. The flat-bill product provides price and volume protection by guaranteeing the same price every month regardless of price fluctuations or changes in usage.
Just Energy purchases power supply through physical or financial transactions with market counterparties in advance of marketing to residential and small Commercial customers based on forecast customer aggregation. Power supply is generally purchased concurrently with the execution of a contract for larger Commercial customers. The LDC provides historical customer usage, which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the power portfolio, which involves, but is not limited to, the purchase of options including weather derivatives.
The Company's ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. In certain markets, to the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for excess or short supply caused by fluctuations in customer usage. To the extent that supply balancing is not fully covered through customer pass-throughs or active management or the options employed, Just Energy's customer gross margin may be impacted depending upon market conditions at the time of balancing.
JUSTGREEN
Customers also have the ability to choose an appropriate JustGreen program to supplement their electricity and natural gas contracts, providing an effective method to offset their carbon footprint associated with the respective commodity consumption.
JustGreen programs for electricity customers involve the purchase of power from green generators (such as wind, solar, run of the river hydro or biomass) via power purchase agreements and renewable energy certificates. JustGreen programs for gas customers involve the purchase of carbon offsets from carbon capture and reduction projects.

The Company currently sells JustGreen gas in the eligible markets of Ontario, British Columbia, Alberta, Saskatchewan, Michigan, New York, Ohio, Illinois, New Jersey, Maryland, Pennsylvania and California. JustGreen electricity is sold in Ontario, Alberta, New York, Texas, Maryland, Massachusetts, Ohio, Illinois and Pennsylvania. Of all Consumer customers who contracted with Just Energy in the past year, 35% took JustGreen for some or all of their energy needs. On average, these customers elected to purchase 91% of their consumption as green supply. For comparison, as reported in the third quarter of fiscal 2015, 30% of Consumer customers who contracted with Just Energy chose to include JustGreen for an average of 88% of their consumption. Overall, JustGreen now makes up 12% of the Consumer gas portfolio, compared to 13% a year ago. JustGreen makes up 21% of the Consumer electricity portfolio, the same as a year ago.

EBITDA
For the three months ended December 31
(thousands of dollars)
	Fiscal 2016	Fiscal 2015
Reconciliation to interim condensed consolidated statements of income (loss)
Profit (loss) for the period from continuing operations	$10,188	$(371,403)
Add (subtract):
Finance costs	17,731	19,525
Provision for income taxes	(1,226)	(23,264)
Amortization	8,759	20,467
EBITDA	$35,452	$(354,675)
Add (subtract):
Change in fair value of derivative instruments	23,478	405,303
Share-based compensation	1,364	1,923
Profit attributable to non-controlling interest	(4,570)	(1,959)
Base EBITDA	$55,724	$50,592

EBITDA
Gross margin per interim condensed consolidated financial statements	$179,937	$150,098
Add (subtract):
Administrative expenses	(42,934)	(40,912)
Selling and marketing expenses	(67,061)	(52,968)
Bad debt expense	(13,019)	(13,354)
Amortization included in cost of sales/selling and marketing expenses	3,827	9,420
Other income (expense)	(456)	267
Profit attributable to non-controlling interest	(4,570)	(1,959)
Base EBITDA	$55,724	$50,592

EBITDA
For the nine months ended December 31
(thousands of dollars)
	Fiscal 2016	Fiscal 2015
Reconciliation to consolidated statements of income (loss)
Profit (loss) for the period from continuing operations	$51,601	$(511,401)
Add (subtract):
Finance costs	52,228	56,996
Provision for (recovery of) income taxes	11,423	(26,542)
Amortization	35,974	57,673
EBITDA	$151,226	$(423,274)
Add (subtract):
Change in fair value of derivative instruments	(4,236)	533,654
Share-based compensation	4,086	6,198
Profit attributable to non-controlling interest	(10,792)	(4,066)
Base EBITDA	$140,284	$112,512
EBITDA
Gross margin per interim condensed consolidated financial statements	$497,999	$$406,003
Add (subtract):
Administrative expenses	(120,826)	(112,174)
Selling and marketing expenses	(195,090)	(161,263)
Bad debt expense	(49,250)	(40,400)
Amortization included in cost of sales/selling and marketing expenses	20,553	25,577
Other expenses	(2,310)	(1,165)
Profit attributable to non-controlling interest	(10,792)	(4,066)
Base EBITDA	$140,284	$112,512

Base EBITDA amounted to $55.7 million for the three months ended December 31, 2015, an increase of 10% from $50.6 million in the prior comparable quarter. For the nine months ended December 31, 2015, Base EBITDA amounted to $140.3 million, an increase of 25% from $112.5 million in the prior comparable period. Management has provided guidance of $193.0 million to $203.0 million of Base EBITDA for fiscal 2016. The guidance for fiscal 2016 includes the absorption of approximately $20.0 million in additional deductions related to Commercial customer acquisition costs in fiscal 2016, with over $10.0 million of additional expense recognized to date. The exclusion of these additional expenses would have resulted in a targeted Base EBITDA growth of over 20% for the three months ended December 31, 2015 as a result of the operational improvements and the benefit from the currency translation of the U.S. operations' financial results.
For the three months ended December 31, 2015, sales increased by 7%, reflecting higher selling prices for the U.S. markets after currency conversion to Canadian dollars. Gross margin for the third quarter was up 20% as a result of higher realized margin per customer in the period due to more disciplined pricing performance and the positive foreign exchange impact on gross margin earned in U.S. markets. Gross margin increased by $19.1 million over the prior comparable period as a result of the weaker Canadian dollar with the remaining $10.7 million of additional gross margin resulting from operational improvements.
Administrative expenses for the three months ended December 31, 2015 increased by 5% from $40.9 million to $42.9 million. The prior comparable period included a non-recurring cost of $4.5 million related to a legal and regulatory matter. The increase over the prior comparable quarter included higher costs associated with the customer growth in the U.K. as well as the impact from the exchange rate on the U.S. dollar denominated administrative costs.

Selling and marketing expenses for the three months ended December 31, 2015 were $67.1 million, a 27% increase from $53.0 million reported in the prior comparable quarter. The increase in selling and marketing expenses is due to the impact of foreign exchange on the U.S.-based commission and overhead expenses as well as the expenses becoming more directly correlated to the growing portion of the customer base for which selling costs are recorded over the life of the contract (commercial brokers and online sales channels).
Effective fiscal 2016, newly capitalized commissions will be classified as a current asset (prepaid expense) instead of a non-current asset (contract initiation costs). This change is a result of management's effort to reduce the average term of capitalized commission to 12 months going forward which will reduce the outlay of cash at the time of contract signing. As the capitalized commission is expensed into selling and marketing costs over the term for which the associated revenue is earned, it will no longer be recognized as amortization and will therefore be included in the Base EBITDA calculation. For the three and nine months ended December 31, 2015, the commission expense recorded related to this change was $5.9 million and $10.5 million, respectively.
Bad debt expense was $13.0 million for the three months ended December 31, 2015, a decrease of 3% from $13.4 million recorded for the prior comparable quarter. For the nine months ended December 31, 2015, the bad debt expense of $49.3 million represents approximately 2.3% of revenue in the jurisdictions where the Company bears the credit risk, up from the 2.2% of revenue reported for the nine months ended December 31, 2014, both of which are well within management's targeted range of 2% to 3%.
For the nine months ended December 31, 2015, sales and gross margin increased by 13% and 23%, respectively over the prior comparable period, primarily as a result of the currency conversion impact on U.S. dollar denominated sales and additional operational improvements. For the nine months ended December 31, 2015, administrative expenses increased by 8% from $112.2 million to $120.8 million. The increase over the prior comparable period included growth in operating costs needed to support the growing U.K. customer base and higher exchange rates on the U.S. dollar denominated administrative costs. For the nine months ended December 31, 2015, selling and marketing expenses were $195.1 million, an increase of 21% from $161.3 million in the prior comparable period as a result of higher exchange rates on the U.S. dollar denominated selling costs and initial start-up costs for the Residential Solar division.
For more information on the changes in the results from operations, please refer to "Gross margin" on page 19 and "Administrative expenses", "Selling and marketing expenses", "Bad debt expense" and "Finance costs", which are further clarified on pages 21 through 23.

EMBEDDED GROSS MARGIN
Management's estimate of the future embedded gross margin is as follows:

	As at	As at	Dec 31, vs.	As at	2015 vs.
(millions of dollars)	Dec. 31,	Sept. 30,	Sept. 30,	Dec. 31,	2014
	2015	2015	variance	2014	variance
Energy marketing	$1,985.0	$1,957.0	1%	$1,798.8	10%

Management's estimate of the future embedded gross margin within its customer contracts amounted to $1,985.0 million as of December 31, 2015, an increase of 1% compared to embedded gross margin as of September 30, 2015 and an increase of 10% compared to a year ago. Higher margins earned on the customers signed in the current fiscal year as well as the foreign currency impact contributed to the growth year over year.
Embedded gross margin indicates the margin expected to be realized over the next five years from existing customers. It is intended only as a directional measure for future gross margin. It is not discounted to present value nor is it intended to take into account administrative and other costs necessary to realize this margin. As our mix of customers continues to reflect a higher proportion of Commercial volume the embedded gross margin may, depending on currency rates, grow at a slower pace than customer growth; however, the underlying costs necessary to realize this margin will also decline.

Funds from Operations
For the three months ended December 31
(thousands of dollars)
	Fiscal 2016	Fiscal 2015
Cash inflow from operations	$28,659	$14,190
Add (subtract):
Changes in non-cash working capital	15,298	21,680
Cash flows used in operating activities of discontinued operations	-	(7,720)
Losses attributable to non-controlling interest	(4,570)	(1,959)
Tax adjustment	(9,560)	(1,512)
Funds from operations	$29,827	$24,679
Less: Maintenance capital expenditures	(3,044)	(3,500)
Base Funds from operations	$26,783	$21,179
Base Funds from operations
Gross margin from interim condensed consolidated financial statements	$179,937	$150,098
Add (subtract):
Adjustment required to reflect net cash receipts from gas sales	(2,699)	(8,619)
Administrative expenses	(42,934)	(40,912)
Selling and marketing expenses	(67,061)	(52,968)
Bad debt expense	(13,019)	(13,354)
Current income tax provision	(9,612)	(2,771)
Amortization included in cost of sales/selling and marketing expenses	3,827	9,420
Other income (expenses)	(456)	267
Financing charges, non-cash	4,235	5,052
Finance costs	(17,731)	(19,525)
Other non-cash adjustments	(4,660)	(2,009)
Funds from operations	$29,827	$24,679
Less: Maintenance capital expenditures	(3,044)	(3,500)
Base Funds from operations	$26,783	$21,179
Base Funds from operations payout ratio	70%	88%
Dividends/distributions
Dividends	$18,368	$18,240
Distributions for share-based awards	294	332
Total dividends/distributions	$18,662	$18,572

Funds from Operations
For the nine months ended December 31
(thousands of dollars)
	Fiscal 2016	Fiscal 2015
Cash inflow from operations	$98,350	$28,116
Add (subtract):
Changes in non-cash working capital	22,548	72,104
Cash flows used in operating activities of discontinued operations	-	(21,080)
Losses attributable to non-controlling interest	(10,792)	(4,066)
Tax adjustment	(7,136)	(3,112)
Funds from operations	$102,970	$71,962
Less: Maintenance capital expenditures	(8,593)	(11,437)
Base Funds from operations	$94,377	$60,525

Base Funds from operations
Gross margin from interim condensed consolidated financial statements	$497,999	$406,003
Add (subtract):
Adjustment required to reflect net cash receipts from gas sales	17,532	10,545
Administrative expenses	(120,826)	(112,174)
Selling and marketing expenses	(195,090)	(161,263)
Bad debt expense	(49,250)	(40,400)
Current income tax provision	(13,952)	(6,482)
Amortization included in cost of sales/selling and marketing expenses	20,553	25,577
Other expenses	(2,310)	(1,165)
Financing charges, non-cash	11,595	12,548
Finance costs	(52,228)	(56,996)
Other non-cash adjustments	(11,053)	(4,231)
Funds from operations	$102,970	$71,962
Less: Maintenance capital expenditures	(8,593)	(11,437)
Base Funds from operations	$94,377	$60,525
Base Funds from operations payout ratio	59%	113%
Dividends/distributions
Dividends	$55,065	$66,625
Distributions for share-based awards	997	1,502
Total dividends/distributions	$56,062	$68,127

Base Funds from continuing operations ("Base FFO") for the three months ended December 31, 2015, were $26.8 million, an increase of 26% compared with Base FFO of $21.2 million for the three months ended December 31, 2014. The increase in Base FFO was due to a 10% increase in Base EBITDA as well as a 9% decrease in finance costs as a result of lower usage of the credit facility following the sale of non-core assets in November 2014. The impact from Base EBITDA and finance costs was offset by $8.3 million in additional income tax expense resulting from Just Energy becoming a federal taxpayer in Canada effective fiscal 2016 and higher operating results. For the nine months ended December 31, 2015, Base FFO was $94.4 million, an increase of 56% from the prior comparable period when Base FFO was $60.5 million.

Dividends and distributions for the three months ended December 31, 2015 were $18.7 million, compared to $18.6 million in the prior comparable quarter. For the nine months ended December 31, 2015, dividends and distributions were $56.1 million, a decrease of 18% compared to $68.1 million reported for the nine months ended December 31, 2014 as a result of a decrease in the annual dividend rate from $0.84 per share to $0.50 per share effective July 1, 2014.

The payout ratio on Base Funds from continuing operations was 70% for the three months ended December 31, 2015, compared to 88% in the prior comparable quarter. For the nine months ended December 31, 2015, the payout ratio was 59% compared with 113% in the prior comparable period. For the trailing 12-months, the payout ratio on Base Funds from continuing operations was 59%.

Summary of quarterly results for continuing operations
(thousands of dollars, except per share amounts)
	Q3	Q2	Q1	Q4
	Fiscal 2016	Fiscal 2016	Fiscal 2016	Fiscal 2015
Sales	$1,009,709	$1,087,256	$933,015	$1,209,879
Gross margin	179,937	167,155	150,907	194,066
Administrative expenses	42,934	40,294	37,598	42,048
Selling and marketing expenses	67,061	65,248	62,781	63,980
Finance costs	17,731	17,641	16,856	16,684
Profit (loss) for the period from continuing operations	10,188	(88,258)	129,671	(64,976)
Profit (loss) for the period	10,188	(88,258)	129,671	(63,441)
Profit (loss) for the period from continuing operations per share – basic	0.04	(0.62)	0.87	(0.46)
Profit (loss) for the period from continuing operations per share – diluted	0.04	(0.62)	0.71	(0.46)
Dividends/distributions paid	18,662	18,701	18,699	18,596
Base EBITDA	55,724	45,685	38,875	67,914
Base Funds from operations	26,783	37,775	29,819	31,947
Payout ratio on Base Funds from operations	70%	50%	63%	58%

	Q3	Q2	Q1	Q4
	Fiscal 2015	Fiscal 2015	Fiscal 2015	Fiscal 2014
Sales	$946,752	$918,260	$821,049	$1,132,750
Gross margin	150,098	132,515	123,390	137,466
Administrative expenses	40,912	38,246	33,016	28,517
Selling and marketing expenses	52,968	53,088	55,207	46,870
Finance costs	19,525	18,700	18,771	19,191
Profit (loss) for the period from continuing operations	(371,403)	(94,255)	(45,743)	154,868
Profit (loss) for the period	(206,193)	(135,156)	(38,914)	109,377
Profit (loss) for the period from continuing operations per share – basic	(2.56)	(0.67)	(0.31)	1.06
Profit (loss) for the period from continuing operations per share – diluted	(2.56)	(0.67)	(0.31)	0.91
Dividends/distributions paid	18,572	18,622	30,933	30,932
Base EBITDA	50,592	31,734	30,186	56,552
Base Funds from operations	21,179	23,756	15,590	17,327
Payout ratio on Base Funds from operations	88%	78%	198%	179%

Just Energy's results reflect seasonality, as electricity consumption is slightly greater in the first and second quarters (summer quarters) and gas consumption is significantly greater during the third and fourth quarters (winter quarters). While quarter over quarter comparisons are relevant, sequential quarters will vary materially. The main impact of this will normally be higher Base EBITDA in the third and fourth quarters (assuming consumption based on normal winter weather) and lower Base EBITDA in the first and second quarters. This impact is lessening as current net customer additions are concentrated in electricity, which traditionally experiences less seasonality than natural gas.

ANALYSIS OF THE THIRD QUARTER
Sales increased by 7% to $1,009.7 million for the three months ended December 31, 2015 from $946.8 million recorded in the third quarter of fiscal 2015. The Consumer division's sales increased by 3% while the Commercial division's sales increased by 11%, primarily as a result of the currency impact of converting U.S. dollar denominated sales into Canadian dollars.

Gross margin was $179.9 million, an increase of 20% from the prior comparable quarter as a result of a $19.1 million increase from foreign exchange and the continued success of our margin improvement strategies in the Commercial market. The Consumer division contributed an increase of 17% while the Commercial division increased by 30%.
Administrative expenses for the three months ended December 31, 2015 increased by 5% from $40.9 million to $42.9 million as a result of an increase in U.S.-based currency expenditures as well as the costs to serve the growing customer base in the U.K. The prior comparable period includes a non-recurring cost of $4.5 million related to a legal and regulatory matter.
Selling and marketing expenses for the three months ended December 31, 2015 were $67.1 million, a 27% increase from $53.0 million reported in the prior comparable quarter. This increase is largely attributable to the impact of foreign exchange on the U.S.-based commission and overhead expenses, costs associated with the Residential Solar start-up as well as the expenses becoming more directly correlated to the growing portion of the customer base for which selling costs are recorded over the life of the contract (commercial broker and online sales channels).
Finance costs for the three months ended December 31, 2015 amounted to $17.7 million, a decrease of 9% from $19.5 million reported for the three months ended December 31, 2014. The decrease in finance costs was a result of the reduction in long-term debt due to lower credit facility usage resulting from additional cash being available from the proceeds of the sale of National Home Services ("NHS") in the third quarter of fiscal 2015. Just Energy has the ability to make a normal course issuer bid ("NCIB") to purchase for cancellation a portion of its convertible debentures. For the three months ended December 31, 2015, Just Energy purchased $1.0 million of the $330m convertible debentures under the NCIB program.
The change in fair value of derivative instruments resulted in a non-cash loss of $23.5 million for the third quarter of fiscal 2016 compared to a loss of $405.3 million in the prior comparative quarter, as market prices decreased relative to Just Energy's future electricity supply contracts by an average of $0.11/MWh while market prices decreased compared to future gas contracts by an average of $0.08/GJ. The income from continuing operations for the three months ended December 31, 2015 was $10.2 million, representing a gain per share of $0.04 on a basic and diluted basis. For the prior comparable quarter, the loss from continuing operations was $371.4 million, representing a loss per share of $2.56 on a basic and diluted basis. Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under current IFRS, the customer contracts are not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing. Management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance of Just Energy.
Base EBITDA was $55.7 million for the three months ended December 31, 2015, a 10% increase from $50.6 million in the prior comparable quarter. The Company's reported Base EBITDA in the third quarter of fiscal 2016 includes $5.9 million of prepaid commission expense, reflecting the change in classification of prepaid commissions to a current asset effective April 1, 2016. Excluding this additional expense item, Base EBITDA increased by 22% to $61.6 million for the third quarter of fiscal 2016. Of this $11.0 million year over year improvement in Base EBITDA, $5.0 million was due to the foreign currency impact from translation of the U.S. operations and $6.0 million was driven by operational performance improvements. Base FFO was $26.8 million for the third quarter of fiscal 2016, up 26% compared to $21.2 million in the prior comparable quarter as a result of the higher contribution from Base EBITDA, and lower finance costs.

Dividends/distributions paid were $18.7 million, consistent with the prior comparable period based on an annual dividend rate of $0.50 per share. The 26% increase in Base FFO resulted in a quarterly payout ratio of 70%, down from 88% a year earlier.
Segmented Base EBITDA[1]
For the three months ended December 31
(thousands of dollars)			Fiscal 2016

	Consumer	Commercial
	division	division	Consolidated
Sales	$538,571	$471,138	$1,009,709
Cost of sales	(400,507)	(429,265)	(829,772)
Gross margin	138,064	41,873	179,937
Add (subtract):
Administrative expenses	(29,381)	(13,553)	(42,934)
Selling and marketing expenses	(38,952)	(28,109)	(67,061)
Bad debt expense	(11,749)	(1,270)	(13,019)
Amortization included in cost of sales/selling and marketing expenses	-	3,827	3,827
Other income (expenses)	(356)	(100)	(456)
Profit attributable to non-controlling interest	(4,570)	-	(4,570)
Base EBITDA from operations	$53,056	$2,668	$55,724

			Fiscal 2015

	Consumer	Commercial
	division	division	Consolidated
Sales	$521,702	$425,050	$946,752
Cost of sales	(403,902)	(392,752)	(796,654)
Gross margin	117,800	32,298	150,098
Add (subtract):
Administrative expenses	(30,495)	(10,417)	(40,912)
Selling and marketing expenses	(29,888)	(23,080)	(52,968)
Bad debt expense	(11,067)	(2,287)	(13,354)
Amortization included in cost of sales/selling and marketing expenses	-	9,420	9,420
Other income (expenses)	(313)	580	267
Profit attributable to non-controlling interest	(1,959)	-	(1,959)
Base EBITDA from operations	$44,078	$6,514	$50,592

1The definitions of each segment are provided on page 6.

Segmented Base EBITDA[1]
For the nine months ended December 31
(thousands of dollars)
		Fiscal 2016

	Consumer	Commercial
	division	division	Consolidated
Sales	$1,583,351	$1,446,629	$3,029,980
Cost of sales	(1,207,490)	(1,324,491)	(2,531,981)
Gross margin	375,861	122,138	497,999
Add (subtract):
Administrative expenses	(89,050)	(31,776)	(120,826)
Selling and marketing expenses	(117,635)	(77,455)	(195,090)
Bad debt expense	(43,188)	(6,062)	(49,250)
Amortization included in cost of sales/selling and marketing expenses	-	20,553	20,553
Other expenses	(1,725)	(585)	(2,310)
Profit attributable to non-controlling interest	(10,792)	-	(10,792)
Base EBITDA from operations	$113,471	$26,813	$140,284

		Fiscal 2015

	Consumer	Commercial
	division	division	Consolidated
Sales	$1,417,752	$1,268,309	$2,686,061
Cost of sales	(1,119,210)	(1,160,848)	(2,280,058)
Gross margin	298,542	107,461	406,003
Add (subtract):
Administrative expenses	(84,320)	(27,854)	(112,174)
Selling and marketing expenses	(94,317)	(66,946)	(161,263)
Bad debt expense	(32,084)	(8,316)	(40,400)
Amortization included in cost of sales/selling and marketing expenses	-	25,577	25,577
Other expenses	(181)	(984)	(1,165)
Profit attributable to non-controlling interest	(4,066)	-	(4,066)
Base EBITDA from operations	$83,574	$28,938	$112,512
1The definitions of each segment are provided on page 6.

Base EBITDA from operations amounted to $55.7 million for the three months ended December 31, 2015, an increase of 10% from $50.6 million in the prior comparable quarter. The Consumer division contributed $53.1 million to Base EBITDA for the three months ended December 31, 2015, an increase of 20% as a result of improved operational performance and the favourable impact of the currency exchange resulting from U.S.-based operations. The Commercial division contributed $2.7 million to Base EBITDA, a 59% decrease from $6.5 million reported for the prior comparable quarter. The Base EBITDA for Commercial operations includes $5.9 million of additional selling and marketing expenses related to commission costs capitalized as current assets effective April 1, 2015. Excluding these additional costs, Base EBITDA for the Commercial operations would have increased by 32% to $8.6 million as a result of operational performance improvement initiatives and the foreign exchange impact from its U.S markets.

For the nine months ended December 31, 2015, Base EBITDA was $140.3 million, an increase of 25% from $112.5 million recorded in the prior comparable period. The Consumer division contributed $113.5 million to Base EBITDA for the nine months ended December 31, 2015, an increase of 36% from $83.6 million reported for the nine months ended December 31, 2014. The Commercial division contributed $26.8 million to Base EBITDA, a 7% decrease from the prior comparable period when the segment contributed $28.9 million. Base EBITDA for Commercial operations for the nine months ended December 31, 2015 included $10.5 million in additional selling expenses related to commission costs capitalized as current assets effective April 1, 2015. Excluding these costs, Base EBITDA would have increased by 29% to $37.3 million. The increase is primarily related to higher gross margin contributions from new customers added as well as lower commodity prices being partially offset by higher operating expenses.

Customer aggregation
	Oct. 1,			Failed to	Dec. 31,		Dec. 31,	% increase
	2015	Additions	Attrition	renew	2015	% decrease	2014	(decrease)
Consumer Energy
Gas	690,000	40,000	(34,000)	(10,000)	686,000	(1)%	744,000	(8)%
Electricity	1,215,000	82,000	(59,000)	(21,000)	1,217,000	--	1,247,000	(2)%
Total Consumer RCEs	1,905,000	122,000	(93,000)	(31,000)	1,903,000	--	1,991,000	(4)%
Commercial Energy
Gas	240,000	33,000	(12,000)	(19,000)	242,000	1%	224,000	8%
Electricity	2,468,000	158,000	(57,000)	(147,000)	2,422,000	(2)%	2,447,000	(1)%
Total Commercial RCEs	2,708,000	191,000	(69,000)	(166,000)	2,664,000	(2)%	2,671,000	--
Total RCEs	4,613,000	313,000	(162,000)	(197,000)	4,567,000	(1)%	4,662,000	(2)%

Gross customer additions for the three months ended December 31, 2015 were 313,000, a decrease of 12% compared to 354,000 customers added in the third quarter of fiscal 2015. Consumer customer additions amounted to 122,000 for the three months ended December 31, 2015, a 35% decrease from 187,000 gross customer additions recorded in the prior comparable quarter. The customer additions were lower in the current period due to market conditions as the commodity prices were lower and, therefore, more competitive across all markets as well as a decrease in customer additions through online and door to door marketing.
Commercial customer additions were 191,000 for the three months ended December 31, 2015, a 14% increase from 167,000 gross customer additions in the prior comparable quarter as a result of competitiveness in pricing. Just Energy remains focused on increasing the gross margin per customer added for Commercial customers and, as a result, has been more selective in the margin added per customer.
Net additions were a negative 46,000 for the third quarter of fiscal 2016, compared with 58,000 net customer additions in the third quarter of fiscal 2015, primarily as a result of the lower customer additions in North America and lower renewal rates for Commercial operations. Just Energy continues to actively focus on improving retained customers' profitability rather than pursuing low margin growth.
In addition to the customers referenced in the above table, the Consumer customer base also includes 50,000 smart thermostat customers. These smart thermostats are bundled with a commodity contract and are currently offered in Ontario, Alberta and Texas. Customers with bundled products have lower attrition and higher overall profitability. Further expansion of smart-thermostats is a key driver for continued growth of Just Energy.
For the three months ended December 31, 2015, 19% of the 313,000 Consumer and Commercial Energy Marketing customer additions were generated from door-to-door sales, 59% from commercial brokers and 22% through online and other non-door-to-door sales channels. In the prior comparable quarter, 18% of 354,000 customer additions were generated using door-to-door sales, 48% from commercial brokers and 34% from online and other sales channels.

As of December 31, 2015, the U.S., Canadian and U.K. segments accounted for 71%, 23% and 6% of the customer base, respectively. At December 31, 2014, the U.S., Canadian and U.K. segments represented 72%, 24% and 4% of the customer base, respectively. The U.K. operations increased their customer base by 267% to 286,000 RCEs over the past 12 months with strong growth for both thier Consumer and Commercial customer bases.
ATTRITION
	Trailing	Trailing
	12 months	12 months
	ended	ended
	Dec. 31, 2015	Dec. 31, 2014

Consumer	27%	27%
Commercial	9%	7%
Total attrition	17%	16%

The combined attrition rate for Just Energy was 17% for the trailing 12 months ended December 31, 2015, a one percentage point increase from the 16% reported a year prior, and consistent with the second quarter's results. While Consumer attrition rates remained consistent with those from a year ago, Commercial attrition rates increased by two percentage points to 9%. The increase in Commercial attrition was a result of increased competition over the past year as it is reported on a trailing 12-month basis. The Company continues to focus on maintaining its profitable customers and ensuring that variable rate customers meet base profitability profiles even if this results in higher attrition. The Consumer attrition includes the impact from higher customer defaults in markets where Just Energy bears collection risk.

The Company carefully monitors the levels of customer complaints from its Consumer and Commercial divisions. The goal is to resolve all complaints registered within five days of receipt. Our corporate target is to have an outstanding complaint rate of less than 0.05% of flowing customers at any time. As of December 31, 2015, the total outstanding rate was 0.01%.

RENEWALS

	Trailing	Trailing
	12 months	12 months
	ended	ended
	Dec. 31, 2015	Dec. 31, 2014
Consumer	75%	75%
Commercial	57%	63%
Total renewals	62%	67%

The Just Energy renewal process is a multifaceted program that aims to maximize the number of customers who choose to renew their contract prior to the end of their existing contract term. Efforts begin up to 15 months in advance, allowing a customer to renew for an additional period. Overall, the renewal rate was 62% for the trailing 12 months ended December 31, 2015, down five percentage points from a renewal rate of 67% reported in the third quarter of fiscal 2015. The Consumer renewal rate stayed the same at 75%, while the Commercial renewal rate decreased by six percentage points to 57%. The decline reflected a very competitive market for Commercial renewals with competitors pricing aggressively and Just Energy's focus on improving retained customers' profitability rather than pursuing low margin growth.

Energy contract renewals
This table shows the customers up for renewal in the following fiscal periods:

	Consumer		Commercial
	Gas	Electricity	Gas	Electricity
Remainder of 2016	4%	8%	10%	8%
2017	19%	34%	32%	39%
2018	21%	25%	27%	32%
2019	23%	15%	14%	13%
Beyond 2019	33%	18%	17%	8%
Total	100%	100%	100%	100%

Note: All month-to-month customers, which represent 506,000 RCEs, are excluded from the table above.

Gross margin
For the three months ended December 31
(thousands of dollars)
	Fiscal 2016			Fiscal 2015
	Consumer	Commercial	Total	Consumer	Commercial	Total
Gas	$43,781	$9,397	$53,178	$48,585	$10,709	$59,294
Electricity	94,283	32,476	126,759	69,215	21,589	90,804
	$138,064	$41,873	$179,937	$117,800	$32,298	$150,098
Increase	17%	30%	20%

For the nine months ended December 31
(thousands of dollars)
	Fiscal 2016			Fiscal 2015
	Consumer	Commercial	Total	Consumer	Commercial	Total
Gas	$89,425	$18,210	$107,635	$88,541	$20,537	$109,078
Electricity	286,436	103,928	390,364	210,001	86,924	296,925
	$375,861	$122,138	$497,999	$298,542	$107,461	$406,003
Increase	26%	14%	23%

CONSUMER ENERGY

Gross margin for the Consumer division was $138.1 million for the three months ended December 31, 2015, an increase of 17% from the $117.8 million recorded in the prior comparable quarter. The gross margin for gas decreased by 10% due to a decrease in consumption as a result of a smaller customer base while gross margin for electricity increased by 36% due to higher margins on its product offerings.
For the nine months ended December 31, 2015, gross margin for the Consumer division was $375.9 million, an increase of 26% from $298.5 million recorded for the nine months ended December 31, 2014. The gross margin contribution from the gas and electricity markets increased by 1% and 36%, respectively.
Average realized gross margin for the Consumer division after all balancing costs for the rolling 12 months ended December 31, 2015 was $231/RCE, representing a 28% increase from $180/RCE reported in the prior comparable quarter. The gross margin/RCE ("GM/RCE"), value includes an appropriate allowance for bad debt expense in Illinois, Texas, Georgia, Michigan, Delaware and Ohio.

Gas
Gross margin from gas customers in the Consumer division was $43.8 million for the three months ended December 31, 2015, a decrease of 10% from $48.6 million recorded in the prior comparable quarter. Gross margin decreased due to lower consumption resulting from an 8% decrease in customer base. Just Energy has entered into weather index derivatives for the third and fourth quarters of fiscal 2016 with the intention of reducing gross margin fluctuations from warmer than normal weather. As at December 31, 2015, the warmer than normal temperatures in Just Energy's gas markets has resulted in a potential payout which largely offsets the negative impact from the warmer weather in the quarter.

For the nine months ended December 31, 2015, the gross margin contribution from the gas markets increased by 1% over the prior comparable period to $89.4 million. The change is primarily as a result of higher margin earned on variable rate products and the favourable impact from the exchange on the U.S. dollar denominated sales offsetting the decrease in margin in the third quarter from lower consumption.

Electricity
Gross margin from electricity customers in the Consumer division was $94.3 million for the three months ended December 31, 2015, an increase of 36% from $69.2 million recorded in the prior comparable quarter. Gross margin was favourably impacted by the greater capture of fee-based revenue related to the recovery of certain costs to serve, lower electricity balancing costs and the favourable impact from foreign currency translation on the division's U.S. dollar denominated sales.
For the nine months ended December 31, 2015, gross margin from electricity markets increased 36% to $286.4 million. This increase is due to higher fee-based revenue earned, higher margin contribution from the JustGreen product offerings, attractive pricing on variable rate products due to lower power prices and the positive impact of the foreign currency translation on gross margin earned in the U.S. markets.
COMMERCIAL ENERGY

Gross margin for the Commercial division was $41.9 million for the three months ended December 31, 2015, an increase of 30% from the $32.3 million recorded in the prior comparable quarter. For the nine months ended December 31, 2015, gross margin for the Commercial division was $122.1 million, an increase of 14% from $107.5 million recorded for the nine months ended December 31, 2014 due to operational improvements in place to increase the margin for new customers added and the positive impact from the currency translation on the contribution from the U.S. customer base.
Average realized gross margin after all balancing costs for the rolling 12 months ended December 31, 2015 was $67/RCE, an increase of 16% from $58/RCE reported a year ago. The GM/RCE value includes an appropriate allowance for bad debt expense in Illinois, Texas, Georgia, Michigan and California.

Gas

Gas gross margin for the Commercial division was $9.4 million for the three months ended December 31, 2015, a 12% decrease from $10.7 million reported in the prior comparable quarter. The decrease is a result of lower consumption in the current period as a result of warmer than normal temperatures in all gas markets.
For the nine months ended December 31, 2015, the gross margin contribution from the gas markets decreased by 11% from the prior comparable period to $18.2 million as a result of lower than normal consumption due to warmer weather as well as favourable balancing adjustments in the prior comparable period.

Electricity
Electricity gross margin for the Commercial division was $32.5 million for the three months ended December 31, 2015, an increase of 50% from the $21.6 million recorded in the prior comparable quarter. The increase is a result of higher profitability on new customers added over the past year, negative balancing adjustments in the comparable period as well as the favourable impact from the currency translation on the contribution from  the U.S. gross margin.

Gross margin for the Commercial electricity markets for the nine months ended December 31, 2015 was $103.9 million, an increase of 20% from $86.9 million recorded in the nine months ended December 31, 2014 as a result of increased profitability on new customers and the favourable impact from the currency translation of U.S. dollar-based sales.

Gross margin on new and renewing customers

The table below depicts the annual margins on contracts for Consumer and Commercial customers signed during the quarter. This table reflects the gross margin (sales price less costs of associated supply and allowance for bad debt) earned on new additions and renewals including both brown commodities and JustGreen supply.

ANNUAL GROSS MARGIN PER CUSTOMER
	Fiscal	Number of	Fiscal	Number of
	2016	customers	2015	customers

Consumer customers added and renewed	$213	211,000	$191	209,000
Consumer customers lost	194	123,000	187	144,000
Commercial customers added and renewed	84	304,000	85	240,000
Commercial customers lost	63	236,000	71	162,000

For the three months ended December 31, 2015, the average gross margin per RCE for the customers added and renewed by the Consumer division was $213/RCE, an increase from $191/RCE in the prior comparable quarter. The average gross margin per RCE for the Consumer customers lost during the third quarter of fiscal 2016 was $194/RCE, compared with $187/RCE in the comparable quarter of fiscal 2015. Higher new customer margins reflect strong margins on new products including bundled offerings as well as an impact for foreign currency translation.

For the Commercial division, the average gross margin per RCE for the customers signed during the three months ended December 31, 2015 was $84/RCE compared to $85/RCE in the prior comparable quarter. Customers lost through attrition and failure to renew during the three months ended December 31, 2015 were at an average gross margin of $63/RCE, a decrease from $71/RCE reported in the prior comparable quarter. The Company has pursued a plan where focus in the commercial market will be on higher margin segments while those with traditionally low margins are allowed to expire. The results of the past five quarters demonstrate this with higher margins signed for Commercial customers compared with the customers signed in the prior comparable quarters. Management will continue its margin optimization efforts by focusing on ensuring customers added meet its profitability targets.

Overall consolidated results from continuing operations

ADMINISTRATIVE EXPENSES
(thousands of dollars)
	Three	Three		Nine	Nine
	months	months		months	months
	ended	ended	%	ended	ended
	Dec. 31,	Dec. 31,	increase	Dec. 31,	Dec. 31,	%
	2015	2014	(decrease)	2015	2014	increase
Consumer division	$29,381	$30,495	(4)%	$89,050	$84,320	6%
Commercial division	13,553	10,417	30%	31,776	27,854	14%
Total administrative expenses	$42,934	$40,912	5%	$120,826	$112,174	8%

Administrative expenses for the three months ended December 31, 2015 were $42.9 million, an increase of 5% from $40.9 million reported in the third quarter of fiscal 2015. The Consumer division's administrative expenses were $29.4 million for the three months ended December 31, 2015, a decrease of 4% from $30.5 million recorded in the prior comparable quarter. The impact of the currency conversion of U.S. dollar-based expenses partially offset the lower administrative expenses in the current quarter as a result of the inclusion of a non-recurring legal and regulatory expense of $4.5 million in the prior comparable quarter. The Commercial division's administrative expenses were $13.6 million for the third quarter of fiscal 2016, a 30% increase from $10.4 million for the three months ended December 31, 2014. The administrative costs increased as a result of the impact of the currency conversion on U.S.-based expenses as well as higher operating costs in the U.K. to support the growing customer base.
Administrative expenses increased by 8% from $112.2 million for the nine months ended December 31, 2014 to $120.8 million recorded in the nine months ended December 31, 2015. Consumer and Commercial administrative expenses for the nine months ended December 31, 2015 were $89.1 million and $31.8 million, an increase of 6% and 14%, respectively. The increase over the prior comparable period was primarily driven by the impact of the U.S. exchange rate as well as higher operating costs for the growth in the U.K. operations to support their growing customer base.

SELLING AND MARKETING EXPENSES
(thousands of dollars)	Three	Three		Nine	Nine
	months	months		months	months
	ended	ended		ended	ended
	Dec. 31,	Dec. 31,	%	Dec. 31,	Dec. 31,	%
	2015	2014	increase	2015	2014	increase
Consumer division	$38,952	$29,888	30%	$117,635	$94,317	25%
Commercial division	28,109	23,080	22%	77,455	66,946	16%
Total selling and marketing expenses	$67,061	$52,968	27%	$195,090	$161,263	21%

Selling and marketing expenses, which consist of commissions paid to independent sales contractors, brokers and independent representatives as well as sales-related corporate costs, were $67.1 million, an increase of 27% from $53.0 million in the third quarter of fiscal 2015. The increase is largely attributable to the impact of foreign exchange on the U.S.-based commission and overhead expenses, costs associated with the Residential Solar start-up as well as the expenses becoming more directly correlated to the growing portion of the customer base for which selling costs are recorded over the life of the contract (commercial broker and online sales channels).

The selling and marketing expenses for the Consumer division were $39.0 million for the three months ended December 31, 2015, an increase of 30% from $29.9 million recorded in the prior comparable quarter. These selling expenses increased despite customer additions being lower quarter over quarter due to the impact of the currency translation of U.S.-based expenses as well as the selling and marketing expenses becoming more directly correlated to the growing portion of the customer base for which selling costs are recorded over the life of the contract. The online sales channel launched three years ago has had the most significant growth among Just Energy's sales channels.
The selling and marketing expenses for the Commercial division were $28.1 million for the three months ended December 31, 2015, an increase of 22% from the selling and marketing expenses of $23.1 million recorded in the prior comparable quarter. The increase in selling expense is a result of customer additions increasing by 14% compared to the third quarter of fiscal 2015 as well as higher foreign currency translation on U.S.-dollar based commission and overhead expenses.
For the nine months ended December 31, 2015, selling and marketing expenses were $195.1 million, an increase of 21% compared to $161.3 million in the prior comparable period. The Consumer division's selling and marketing expenses were up 25% to $117.6 million compared to $94.3 million for the nine months ended December 31, 2014. Selling and marketing expenses for the Commercial division were $77.5 million for the nine months ended December 31, 2015, an increase of 16% compared to $66.9 million in the prior comparable period.
Effective fiscal 2016, prepaid commissions are classified as a current asset (prepaid expense) instead of a non-current asset (contract initiation costs). This change is a result of management's effort to reduce the average term of prepaid commissions to 12 months going forward, which will reduce the outlay of cash at the time of contract signing. While the commission prepayment will continue to be expensed to selling and marketing costs over the term for which the associated revenue is earned, it will no longer be recognized as amortization and will therefore be included in the Base EBITDA calculations. For the three and nine months ended December 31, 2015, the commission expense recorded related to this change was $5.9 million and $10.5 million, respectively.
The aggregation costs per customer for the last 12 months for Consumer customers signed by independent representatives and Commercial customers signed by brokers were as follows:

	Fiscal 2016		Fiscal 2015
	Consumer	Commercial	Consumer	Commercial
Natural gas	$172/RCE	$39/RCE	$179/RCE	$46/RCE
Electricity	$195/RCE	$39/RCE	$126/RCE	$33/RCE
Average aggregation costs	$189/RCE	$39/RCE	$140/RCE	$34/RCE

The average aggregation costs for the Consumer division increased to $189/RCE compared to $140/RCE in the prior comparable period. The increase in cost in the current period is a result of the higher exchange associated with the U.S.-based expenses as well as higher allocations of overhead expense on a per RCE basis due to lower customer additions in fiscal 2016.
The $39 average aggregation cost for Commercial division customers is based on the expected average annual costs for the respective customer contracts.  It should be noted that commercial broker contracts are paid further commissions averaging $39 per year for each additional year that the customer flows. Assuming an average life of 2.8 years, this would add approximately $70 (1.8 x $39) to the year's average aggregation cost reported above. For the prior comparable period, the average aggregation costs for commercial brokers were $34/RCE. The lower costs in this prior period are a function of broker commissions being a percentage of lower margins as well as less impact from foreign exchange.
BAD DEBT EXPENSE
In Illinois, Alberta, Texas, Delaware, Ohio, California, Michigan and Georgia, Just Energy assumes the credit risk associated with the collection of customer accounts. In addition, for commercial direct-billed accounts in British Columbia Just Energy is responsible for the bad debt risk. Credit review processes have been established to manage the customer default rate. Management factors default from credit risk into its margin expectations for all of the above-noted markets. During the nine months ended December 31, 2015, Just Energy was exposed to the risk of bad debt on approximately 70% of its sales, an increase from 67% in the prior comparable period.

Bad debt expense is included in the consolidated income statement under other operating expenses. Bad debt expense for the three months ended December 31, 2015 was $13.0 million, slightly lower than the $13.4 million expensed for the three months ended December 31, 2014 as a result of a decrease in Commercial write-offs. Management integrates its default rate for bad debts within its margin targets and continuously reviews and monitors its credit approval process to mitigate customer delinquency.
For the nine months ended December 31, 2015, the bad debt expense of $49.3 million represents 2.3% of relevant revenue. In the prior comparable period, the bad debt expense was $40.4 million, representing 2.2% of the period's associated revenue.
Management expects that bad debt expense will remain in the range of 2% to 3% of relevant revenue from markets where the Company bears credit risk. For each of Just Energy's other markets, the LDCs provide collection services and assume the risk of any bad debt owing from Just Energy's customers for a regulated fee.

FINANCE COSTS
Total finance costs for the three months ended December 31, 2015 amounted to $17.7 million, a decrease of 9% from $19.5 million for the three months ended December 31, 2014. For the nine months ended December 31, 2015, finance costs were $52.2 million, a decrease of 8% from costs of $57.0 million in the prior comparable period. The decrease is a result of the 16% decrease in the long-term debt balance over the past 12 months with lower borrowing costs under the credit facility due to the use of sale proceeds of NHS in the third quarter of fiscal 2015 to reduce borrowings, as well as a $6.0 million reduction in debt through the NCIB over the past year.

FOREIGN EXCHANGE
Just Energy has an exposure to U.S. dollar exchange rates as a result of its U.S. operations. Any changes in the applicable exchange rate may result in a decrease or increase in other comprehensive income. For the three months ended December 31, 2015, a foreign exchange unrealized loss of $11.5 million was reported in other comprehensive income versus a gain of $1.7 million in the prior comparable quarter. For the nine months ended December 31, 2015, a foreign exchange unrealized loss of $23.6 million was recorded compared to a gain of $0.9 million reported for the prior comparable period.

Overall, a stronger U.S. dollar increases the value of U.S. sales and gross margin in Canadian dollars but this is partially offset by higher operating costs denominated in U.S. dollars. For the three and nine months ended December 31, 2015, Base EBITDA increased by $5.0 million and $12.9 million, respectively, while Base FFO increased by $3.1 million and $10.3 million, respectively.

Just Energy retains sufficient funds in the U.S. to support ongoing growth and surplus cash is repatriated to Canada. U.S. cross border cash flow is forecasted annually, and hedges for cross border cash flow are placed. Just Energy hedges between 25% and 90% of the next 12 months of cross border cash flows, depending on the level of certainty of the cash flow.

PROVISION FOR INCOME TAX
(thousands of dollars)
	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014
Current income tax	$9,612	$2,771	$13,952	$6,482
Deferred tax provision	(10,838)	(26,035)	(2,529)	(33,024)
Provision for income tax	$(1,226)	$(23,264)	$11,423	$(26,542)

Just Energy recorded a current income tax expense of $9.6 million for the third quarter of this fiscal year, versus an expense of $2.8 million in the same period of fiscal 2015. For the nine months ended December 31, 2015, the current income tax provision increased to $14.0 million from $6.5 million in the same period of the prior year. The increase in current tax expense in fiscal 2016 is mainly due to improved operating results as well as Just Energy becoming a federal taxpayer in Canada.

During the first nine months of this fiscal year, a deferred tax recovery of $2.5 million was recorded, versus $33.0 million recorded in the same period of the prior year. The decrease in deferred tax recovery is mainly due to a lower amount of cumulative mark to market losses from financial instruments as a result of a change in the fair value of these derivative financial instruments recorded during this period when compared to the mark to market losses from financial instruments recorded in the same period of fiscal 2015.
Just Energy is taxed as a taxable Canadian corporation. Therefore, the deferred tax asset or liability associated with Canadian assets and liabilities recorded on the consolidated balance sheets as at that date will be realized over time as the temporary differences between the carrying value of assets in the consolidated financial statements and their respective tax bases are realized. Current Canadian income taxes are accrued to the extent that there is taxable income in Just Energy and its underlying corporations.  For fiscal 2016, Canadian and U.K. corporations under Just Energy are subject to a tax rate of approximately 26% and 20%, respectively.

Under IFRS, Just Energy recognized income tax liabilities and assets based on the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities on the consolidated financial statements and their respective tax bases, using substantively enacted income tax rates.  A deferred tax asset will not be recognized if it is not anticipated that the asset will be realized in the foreseeable future. The effect of a change in the income tax rates used in calculating deferred income tax liabilities and assets is recognized in income during the period in which the change occurs.

Liquidity and capital resources
SUMMARY OF CASH FLOWS
(thousands of dollars)
	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014
Operating activities	$28,659	$6,470	$98,350	$7,036
Investing activities	(3,600)	186,235	(11,820)	165,423
Financing activities, excluding dividends	(5,584)	(162,858)	(23,208)	(74,122)
Effect of foreign currency translation	1,374	3,294	4,699	3,285
Increase in cash before distributions	20,849	33,141	68,021	101,622
Dividends/distributions (cash payments)	(18,653)	(17,278)	(56,015)	(64,476)
Increase in cash	2,196	15,863	12,006	37,146
Decrease in cash from discontinued operations and cash reclassified to assets held for sale	-	(3,374)	-	(15,237)
Cash and cash equivalents – beginning of period	88,624	29,821	78,814	20,401
Cash and cash equivalents – end of period	$90,820	$42,310	$90,820	$42,310

OPERATING ACTIVITIES
Cash inflow from operating activities for the three months ended December 31, 2015 was $28.7 million, compared with $6.5 million in the prior comparable quarter. For the nine months ended December 31, 2015, cash inflow from continuing operating activities was $98.4 million, a significant increase from $7.0 million reported for the prior comparable period. The increase in cash from operating activities for the nine months ended December 31, 2015 is due to more normalized weather than the prior comparable period, which was impacted by higher commodity payments due to the extreme winter weather during the polar vortex.

INVESTING ACTIVITIES
The cash inflow related to investing activities for the prior comparable period included proceeds from the sale of discontinued operations in the amount of $197.0 million. The contract initiation cost additions declined by $8.9 million and $24.3 million, respectively, for the three and nine months ended December 31, 2015 due to a change to the recording of upfront commission payments as prepaid commissions going forward as a result of the shortening of the average upfront payment to approximately 12 months.

Just Energy purchased capital assets and intangible assets totalling $3.6 million and $11.8 million respectively, during the three and nine months ended December 31, 2015, with improvements made to internal operating systems.

FINANCING ACTIVITIES
Financing activities, excluding dividends, relates primarily to the issuance and repayment of long-term debt. During the three months ended December 31, 2015, repayments of long-term debt made through the normal course issuer bid for the $330m convertible debentures amounted to $1.0 million, compared with a repayment of $173.7 million made in the prior comparable quarter using the proceeds from the sale of discontinued operations. As at December 31, 2015, Just Energy has not drawn on its credit facility although letters of credit totalling $138.4 million remain outstanding.

Just Energy's liquidity requirements are driven by the delay from the time that a customer contract is signed until cash flow is generated. The elapsed period between the time a customer is signed and receipt of the first payment from the customer varies with each market.  The time delays per market are approximately two to nine months.  These periods reflect the time required by various LDCs to enroll, flow the commodity, bill the customer and remit the first payment to Just Energy. In Alberta, Georgia and Texas and for commercial direct-billed customers, Just Energy receives payment directly.

DIVIDENDS
Just Energy's current dividend policy is an annual rate of $0.50 per share paid quarterly. The dividend policy provides that shareholders of record on the 15th day of March, June, September and December, or the first business day thereafter, receive dividends at the end of that month.
During the three months ended December 31, 2015, Just Energy paid cash dividends to its shareholders and distributions to holders of share-based awards in the amount of $18.7 million, compared to $17.3 million in the prior comparable period with the increase attributable to additional shares issued for share-based awards. For the nine months ended December 31, 2015, Just Energy paid $56.0 million compared to $64.5 million paid for the first nine months of fiscal 2015, as the first quarter of fiscal 2015 included a higher annual dividend rate of $0.84 per share.
Balance sheet as at December 31, 2015, compared to March 31, 2015
Cash increased from $78.8 million as at March 31, 2015 to $90.8 million as of December 31, 2015 as a result of normal seasonality and strong operating performance.

As at December 31, 2015, trade receivables and unbilled revenue amounted to $347.8 million and $284.3 million, respectively, compared to March 31, 2015, when the trade receivables and unbilled revenue amounted to $459.4 million and $219.6 million, respectively. Trade payables decreased from $510.5 million to $438.8 million during the first nine months of fiscal 2016. The trends for these balances reflect the seasonality of the operations.

In Ontario and Michigan, more gas was delivered to LDCs than consumed by customers, resulting in gas delivered in excess of consumption and deferred revenue positions of $11.1 million and $38.7 million, respectively, as at December 31, 2015. In Manitoba and Quebec, more gas was consumed by customers than Just Energy delivered to the LDCs. As a result, Just Energy recognized an accrued gas receivable and accrued gas payable for $5.7 million and $2.7 million, respectively, as at December 31, 2015. These amounts decreased from $46.0 million and $28.9 million, respectively, as at March 31, 2015 as a result of the seasonality of gas consumption. In addition, gas in storage increased from $5.2 million as at March 31, 2015 to $14.5 million as at December 31, 2015 due to the seasonality of gas storage.
Other assets and other liabilities relate entirely to the fair value of the financial derivatives. The mark to market gains and losses can result in significant changes in profit and, accordingly, shareholders' equity from year to year due to commodity price volatility. Given that Just Energy has contracted this supply to cover future customer usage at fixed prices, management believes that these non-cash quarterly changes are not meaningful.
Intangible assets include the goodwill and acquired customer contracts, as well as other intangibles such as brand, broker network and information technology systems, primarily related to the acquisitions in 2009, 2010 and 2011. The total intangible asset balance increased to $358.9 million as at December 31, 2015, from $348.5 million as at March 31, 2015, as a result of improvements to internal operating systems during fiscal 2016.
Long-term debt (excluding the current portion) increased from $676.5 million as at March 31, 2015 to $695.0 million at December 31, 2015 as a result of the foreign currency impact on the U.S.-based $150m convertible bonds.

Debt and financing for continuing operations
(thousands of dollars)
	December 31, 2015	March 31, 2015

$105m senior unsecured note	$105,000	$105,000
$330m convertible debentures	310,203	310,083
$100m convertible debentures	93,077	91,445
US$150m convertible bonds	194,080	175,003

JUST ENERGY CREDIT FACILITY
As at December 31, 2015, Just Energy has a credit facility of $277.5 million. The current syndicate of lenders includes Shell Energy North America (Canada) Inc./Shell Energy North America (US), L.P., Canadian Imperial Bank of Commerce, National Bank of Canada, HSBC Bank Canada, Alberta Treasury Branches and Canadian Western Bank. The term of the credit facility expires on September 1, 2018.

Under the terms of the credit facility, Just Energy is able to make use of Bankers' Acceptances and LIBOR advances at a stamping fee of 3.40%, prime rate advances at rates of interest of bank prime plus 2.40%, and letters of credit at 3.40%. Interest rates are adjusted quarterly based on certain financial performance indicators.

Just Energy's obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates, excluding, primarily, the U.K. operations, and secured by a pledge of the assets of Just Energy and the majority of its operating subsidiaries and affiliates. Just Energy is required to meet a number of financial covenants under the credit facility agreement. As at December 31, 2015, all of the covenants had been met.

$105M SENIOR UNSECURED NOTE
The $105m senior unsecured note bears interest at 9.75% and matures in June 2018. The $105m senior unsecured note is subject to certain financial and other covenants. As of December 31, 2015, all of the covenants have been met.

In conjunction with the covenant requirements associated with the issuance of senior unsecured notes, the following represents select financial disclosure for the "Restricted Subsidiaries" as defined within the Note Indenture, which generally excludes the U.K. operations.

	Three months	Nine months
	ended	ended
	Dec, 31, 2015	Dec. 31, 2015
Base EBITDA	$58,296	$141,369
Selling and marketing expenses to add gross margin	29,651	83,367
Share-based compensation	1,361	4,083
Maintenance capital expenditures	2,874	8,379

$330M CONVERTIBLE DEBENTURES
To fund an acquisition in May 2010, Just Energy issued $330 million of convertible extendible unsecured subordinated debentures. The $330m convertible debentures bear an interest rate of 6% per annum payable semi-annually in arrears on June 30 and December 31 in each year, with maturity on June 30, 2017. Each $1,000 principal amount of the $330m convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 shares of Just Energy, representing a conversion price of $18 per share. The debentures may be redeemed by Just Energy, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

During the three and nine months ended December 31, 2015, the Company purchased and retired $1.0 million and $5.5 million, respectively, of convertible debentures and has adjusted the net book value accordingly.

$100M CONVERTIBLE DEBENTURES
In September 2011, Just Energy issued $100 million of convertible unsecured subordinated debentures. The $100m convertible debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year, and have a maturity date of September 30, 2018. Each $1,000 principal amount of the $100m convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption, into 56.0 common shares of Just Energy, representing a conversion price of $17.85 per share.

Prior to September 30, 2016, the $100m convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days' and not less than 30 days' prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares of Just Energy on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the date on which the notice of redemption is given is at least 125% of the conversion price. On or after September 30, 2016, the $100m convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days' and not less than 30 days' prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

$150M CONVERTIBLE BONDS
In January 2014, Just Energy issued US$150 million of European-focused senior unsecured convertible bonds, which bear interest at an annual rate of 6.5%, payable semi-annually in arrears in equal installments on January 29 and July 29 in each year. The maturity date of the $150m convertible bonds is July 29, 2019.

A Conversion Right in respect of a bond may be exercised, at the option of the holder thereof, at any time (the "Conversion Period") (subject to any applicable fiscal or other laws or regulations and as hereinafter provided) from May 30, 2014 (being the date falling four months and one day after the closing date) to the close of business on the business day falling 22 business days prior to the final maturity date. The initial conversion price is US$9.3762 per common share (being C$10.2819 translated into US$ at the fixed exchange rate) but is subject to adjustments.

Contractual obligations
In the normal course of business, Just Energy is obligated to make future payments for contracts and other commitments that are known and non-cancellable.

PAYMENTS DUE BY PERIOD
(thousands of dollars)
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Trade and other payables	$438,796	$438,796	$-	$-	$-
Long-term debt (contractual cash flow)	735,614	-	528,014	207,600	-
Interest payments	119,225	45,120	64,355	9,750	-
Premises and equipment leasing	35,915	7,591	11,882	7,517	8,925
Long-term gas and electricity contracts	4,127,510	2,154,192	1,649,589	279,891	43,838

	$5,457,060	$2,645,699	$2,253,840	$504,758	$52,763

OTHER OBLIGATIONS
In the opinion of management, Just Energy has no material pending actions, claims or proceedings that have not been included either in its accrued liabilities or in the consolidated financial statements. In the normal course of business, Just Energy could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings.

Transactions with related parties
Just Energy does not have any material transactions with any individuals or companies that are not considered independent of Just Energy or any of its subsidiaries and/or affiliates.

Off balance sheet items
The Company has issued letters of credit in accordance with its credit facility totalling $138.4 million to various counterparties, primarily utilities in the markets where it operates, as well as suppliers.

Pursuant to separate arrangements with several bond agencies, The Hanover Insurance Group and Charter Brokerage LLC, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at December 31, 2015 were $65.4 million.
Critical accounting estimates
The consolidated financial statements of Just Energy have been prepared in accordance with IFRS. Certain accounting policies require management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, cost of sales, selling and marketing, and administrative expenses. Estimates are based on historical experience, current information and various other assumptions that are believed to be reasonable under the circumstances. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.
The following assessment of critical accounting estimates is not meant to be exhaustive. Just Energy might realize different results from the application of new accounting standards promulgated, from time to time, by various rule-making bodies.
IMPAIRMENT OF NON-FINANCIAL ASSETS
Just Energy performed its annual impairment test as at March 31, 2015. Just Energy considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. As at March 31, 2015, the market capitalization of Just Energy was above the book value of its equity, indicating that a potential impairment of goodwill and intangibles with indefinite lives does not exist.
The recoverable amount of each of the units has been determined based on a value-in-use calculation using cash flow projections from financial budgets covering a five-year period. The projections for fiscal 2016 have been approved by the Audit Committee; the assumptions used in the following years have been approved by senior management. The calculation of the value-in-use for each unit is most sensitive to the following assumptions:
•	Customer consumption assumptions used in determining gross margin;
•	New customer additions, attrition and renewals;
•	Selling and marketing costs;
•	Discount rates; and
•	Growth rates used to extrapolate cash flows beyond the budget period.
The gross margin and customer consumption included in the financial projections is based on normal weather. Management has estimated normal weather based on historical weather patterns covering 10 to 30 years. In the past, weather has deviated from normal, which can impact the expected performance of the Company. Past experience has shown that deviations from normal weather can have an impact of up to $35 million on expected margins. Derivative instruments are used to mitigate the risk of weather deviating from normal and are entered into prior to the start of a peak consumption season (winter and summer for gas and electricity markets, respectively). An average customer consumption growth rate of 3% was used in the projections. A 5% decrease in the consumption assumptions would not have an impact on the results of the impairment test.
New customer additions and attrition and renewal rate estimates are based on historical results and are adjusted for new marketing initiatives that are included in the budget. A 3% average increase in the overall customer base was used in the projections. A 5% decrease annually in the overall customer base would not have an impact on the results of the impairment test.

Selling and marketing costs fluctuate with customer additions, renewals and attrition. Selling and marketing costs used in the financial forecast are based on assumptions consistent with the above new customer additions, renewals and attritions. Rates used are based on historical information and are adjusted for new marketing initiatives included in the budget. An average increase of 3% was applied to selling costs in the projections. A further 5% increase annually in selling and marketing costs would not have an impact on the results of the impairment test.
Discount rates represent the current market assessment of the risks specific to the Company, regarding the time value of money and individual risks of the underlying assets. The discount rate calculation is based on the specific circumstances of Just Energy and its operating segments and is derived from its weighted average cost of capital ("WACC"). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by Just Energy's investors and the cost of debt is based on the interest bearing borrowings the Company is obliged to service. Just Energy used a discount rate of 11%. A 5% increase in the WACC would not have an impact on the results of the impairment test.
In addition to the above assumptions, the expected forecasted performance assumes that there will not be any new legislation that will have a negative impact on Just Energy's ability to market its products in the jurisdictions in which it currently operates. Any changes in legislation would only impact the respective jurisdiction. This item is out of the control of management and cannot be predicted. Management has used all information available to prepare its financial projections.
DEFERRED TAXES
In accordance with IFRS, Just Energy uses the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are recognized on the differences between the carrying amounts of assets and liabilities and their respective income tax basis.
Preparation of the consolidated financial statements involves determining an estimate of, or provision for, income taxes in each of the jurisdictions in which Just Energy operates. The process also involves making an estimate of taxes currently payable and taxes expected to be payable or recoverable in future periods, referred to as deferred income taxes. Deferred income taxes result from the effects of temporary differences due to items that are treated differently for tax and accounting purposes. The tax effects of these differences are reflected in the consolidated statements of financial position as deferred income tax assets and liabilities. An assessment must also be made to determine the likelihood that our future taxable income will be sufficient to permit the recovery of deferred income tax assets. To the extent that such recovery is not probable, deferred income tax assets must be reduced. The reduction of the deferred income tax asset can be reversed if the estimated future taxable income improves. No assurances can be given as to whether any reversal will occur or as to the amount or timing of any such reversal. Management must exercise judgment in its assessment of continually changing tax interpretations, regulations and legislation to ensure deferred income tax assets and liabilities are complete and fairly presented. Assessments and applications differing from our estimates could materially impact the amount recognized for deferred income tax assets and liabilities.
Deferred income tax assets of $31.3 million and $26.6 million have been recorded on the consolidated statements of financial position as at December 31, 2015 and March 31, 2015, respectively. These assets primarily relate to mark to market losses on our derivative financial instruments. Management believes there will be sufficient taxable income that will permit the use of these future tax assets in the tax jurisdictions where they exist.  When evaluating the future tax position, Just Energy assesses its ability to use deferred tax assets based on expected taxable income in future periods. As at December 31, 2015, a valuation allowance of $312.0 million was taken against the Company's deferred tax assets in the U.S. and the U.K.
Deferred income tax liabilities of $3.3 million and $1.3 million have been recorded on the consolidated statements of financial position as at December 31, 2015 and March 31, 2015, respectively. These liabilities are primarily due to unrealized foreign exchange gain which, when realized, will be recognized for tax purposes.

Fluctuations in deferred tax balances are primarily driven by changes in the fair value of derivative financial instruments. Any increase or decrease in the fair value of the derivative financial instruments will decrease or increase the net tax asset position by the effective tax rate of the entity.
SUBSIDIARIES
Subsidiaries that are not wholly owned by Just Energy require judgment in determining the amount of control that Just Energy has over that entity and the appropriate accounting treatments. In these consolidated financial statements, management has determined that Just Energy controls Just Ventures and, therefore, has treated the 50% that is not owned by Just Energy as a non-controlling interest.
USEFUL LIFE OF KEY PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS
Each significant component is depreciated over its estimated useful life. A component can be separately identified as an asset and is expected to provide a benefit of greater than one year. Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, existing long-term sales agreements and contracts, current and forecasted demand, and the potential for technological obsolescence and regulations. The useful lives of property, plant and equipment and depreciation rates used are reviewed at least annually to ensure they continue to be appropriate.
Depreciation and amortization expense from continuing operations for the three and nine months ended December 31, 2015 recorded in the consolidated statements of income (loss) was $8.8 million and $36.0 million, respectively, compared with $20.5 million and $57.7 million for the three  and nine months ended December 31, 2014.
Fair value of financial instruments and risk management
Just Energy has entered into a variety of derivative financial instruments as part of the business of purchasing and selling gas, electricity and JustGreen supply. Just Energy enters into contracts with customers to provide electricity and gas at fixed prices and provide comfort to certain customers that a specified amount of energy will be derived from green generation or carbon destruction. These customer contracts expose Just Energy to changes in market prices to supply these commodities. To reduce the exposure to the commodity market price changes, Just Energy uses derivative financial and physical contracts to secure fixed-price commodity supply to cover its estimated fixed-price delivery or green commitment.
Just Energy's objective is to minimize commodity risk, other than consumption changes, usually attributable to weather. Accordingly, it is Just Energy's policy to hedge the estimated fixed-price requirements of its customers with offsetting hedges of natural gas and electricity at fixed prices for terms equal to those of the customer contracts. The cash flow from these supply contracts is expected to be effective in offsetting Just Energy's price exposure and serves to fix acquisition costs of gas and electricity to be delivered under the fixed-price or price-protected customer contracts. Just Energy's policy is not to use derivative instruments for speculative purposes.
Just Energy's U.S. and U.K. operations introduce foreign exchange-related risks. Just Energy enters into foreign exchange forwards in order to hedge its exposure to fluctuations in cross border cash flows.
The consolidated financial statements are in compliance with IAS 32, Financial Instruments: Presentation; IAS 39, Financial Instruments: Recognition and Measurement; and IFRS 7, Financial Instruments: Disclosure. Effective July 1, 2008, Just Energy ceased the utilization of hedge accounting. Accordingly, all the mark to market changes on Just Energy's derivative instruments are recorded on a single line on the consolidated income statement. Due to commodity volatility and to the size of Just Energy, the quarterly swings in mark to market on these positions will increase the volatility in Just Energy's earnings.

The Company's financial instruments are valued based on the following fair value ("FV") hierarchy:

Level 1
The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted unadjusted market prices.
Level 2
Fair value measurements that require observable inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, inputs must be directly or indirectly observable in the market. Just Energy values its New York Mercantile Exchange ("NYMEX") financial gas fixed-for-floating swaps under Level 2.
Level 3
Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: i) Commodity (predominately NYMEX), ii) Basis and iii) Foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy's contracts); however, most basis curves only extend 12 to 15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3.

For the share swap, Just Energy uses a forward interest rate curve along with a volume weighted average share price. The Eurobond conversion feature is valued using an option pricing model.
Fair value measurement input sensitivity
The main cause of changes in the fair value of derivative instruments is changes in the forward curve prices used for the fair value calculations. Below is a sensitivity analysis of these forward curves. Other inputs, including volatility and correlations, are driven off historical settlements.
Commodity price risk
Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly, thresholds for open positions in the gas and electricity portfolios, which also feed a Value at Risk limit. Should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy's exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, and volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that shareholder dividends can be appropriately established. Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flows of Just Energy. Just Energy mitigates the exposure to variances in customer requirements that are driven by changes in expected weather conditions, through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy's ability to mitigate weather effects is limited by the degree to which weather conditions deviate from normal.
Commodity price sensitivity – All derivative financial instruments
If all the energy prices associated with derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before income taxes for the nine months ended December 31, 2015 would have increased (decreased) by $242.4 million ($241.2 million) primarily as a result of the change in fair value of Just Energy's derivative instruments.

Commodity price sensitivity – Level 3 derivative financial instruments
If the energy prices associated with only Level 3 derivative instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before income taxes for the nine months ended December 31, 2015 would have increased (decreased) by $220.4 million ($219.3 million) primarily as a result of the change in fair value of Just Energy's derivative instruments.
RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS
The allowance for uncollectible accounts reflects Just Energy's best estimates of losses on the accounts receivable balances. Just Energy determines the allowance for doubtful accounts on customer receivables by applying loss rates based on historical results to the outstanding receivable balance. Just Energy is exposed to customer credit risk on its continuing operations in Alberta, Texas, Illinois, British Columbia, New York, California, Michigan and Georgia and commercial direct-billed accounts in British Columbia, New York and Ontario. Credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all the above markets.
Revenues related to the sale of energy are recorded when energy is delivered to customers. The determination of energy sales to individual customers is based on systematic readings of customer meters generally on a monthly basis. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated, and corresponding unbilled revenue is recorded. The measurement of unbilled revenue is affected by the following factors: daily customer usage, losses of energy during delivery to customers and applicable customer rates.
Increases in volumes delivered to the utilities' customers and favourable rate mix due to changes in usage patterns in the period could be significant to the calculation of unbilled revenue.  Changes in the timing of meter reading schedules and the number and type of customers scheduled for each meter reading date would also have an effect on the measurement of unbilled revenue; however, total operating revenues would remain materially unchanged.

Just Energy common shares
As at February 10, 2016, there were 147,071,613 common shares of Just Energy outstanding.
Normal course issuer bid
During the 12-month period ending March 16, 2016, Just Energy has the ability to make a normal course issuer bid to purchase for cancellation a portion of the outstanding $330m convertible debentures, $100m convertible debentures as well as the Just Energy common shares. Under each NCIB, Just Energy may purchase debentures and common shares representing 10% of the outstanding public float at close of business February 29, 2016 up to daily and total limits. For the three and nine months ended December 31, 2015, Just Energy had purchased $1.0 million and $5.5 million, respectively, of the $330m convertible debentures.

Just Energy believes that the debentures and common shares may trade in a range that may not fully reflect their value. As a result, Just Energy believes that the purchase of the debentures and common shares from time to time can be undertaken at prices that make the acquisition of such securities an appropriate use of Just Energy's available funds. In addition, purchases under each of the NCIBs may increase the liquidity of the debentures and common shares and will enable Just Energy to deleverage its balance sheet. Just Energy intends to continue to buy back debentures and common shares when the circumstances present themselves in a way that maximizes value for Just Energy. The Company's current priority is the repurchase of debentures at attractive prices.

Legal proceedings
Just Energy's subsidiaries are party to a number of legal proceedings. Other than as set out below, Just Energy believes that each proceeding constitutes a routine legal matter incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.
The State of California has filed a number of complaints with the Federal Energy Regulatory Commission ("FERC") against many suppliers of electricity, including Commerce Energy Inc. ("CEI"), a subsidiary of the Company, with respect to events stemming from the 2001 energy crisis in California. On March 18, 2010, the assigned Administrative Law Judge granted a motion to strike the claim for all parties in one of the complaints (in favour of the suppliers), holding that California did not prove that the reporting errors masked the accumulation of market power. California has appealed the decision. On June 13, 2012, FERC denied the plaintiff's request for a rehearing, affirming its initial decision. California appealed to the United States District Courts for the Ninth Circuit and oral arguments were heard on February 26, 2015. On April 29, 2015, the appeals court remanded the case back to FERC on grounds that the agency erred in assessing whether market power had resulted in unjust and unreasonable prices, when it only considered power generation market share. FERC ordered a settlement conference for all parties and status conference for March 24, 2016 to schedule hearings and discuss next steps.  CEI continues to vigorously contest this matter.

In March 2012, Davina Hurt and Dominic Hill filed a lawsuit against Commerce Energy Inc., Just Energy Marketing Corp. and the Company (collectively referred to as "Just Energy") in the Ohio federal court claiming entitlement to payment of minimum wage and overtime under Ohio wage claim laws and the federal Fair Labor Standards Act ("FLSA") on their own behalf and similarly situated door-to-door sales representatives who sold for Commerce in certain regions of the United States. The Court granted the plaintiffs' request to certify the lawsuit as a class action. Approximately 1,800 plaintiffs opted into the federal minimum wage and overtime claims, and approximately 8,000 plaintiffs were certified as part of the Ohio state overtime claims. A jury trial on the liability phase was completed on October 6, 2014. The jury reached a verdict that supports the plaintiffs' class and collective action that certain individuals were not properly classified as outside salespeople in order to qualify for an exemption under the minimum wage and overtime requirements pursuant to the FLSA and Ohio wage and hour laws. Potential amounts owing have yet to be determined and will be subject to a separate damage phase proceeding, which remains unscheduled by the Court. On January 9, 2015, the Court struck the plaintiffs' damage expert report. Just Energy disagrees with the result of the October trial and is of the opinion that it is not supported by existing law and precedent. Just Energy strongly believes it complied with the law and continues to vigorously defend against the claims.  The Court granted Just Energy's request to file an interlocutory appeal of the liability finding, but the United States Court of Appeals for the Sixth Circuit denied the request. Appeal steps will be taken after conclusion of the damages phase of the trial.

In August 2013, Levonna Wilkins, a former door-to-door independent contractor for Just Energy Marketing Corp. ("JEMC") filed a lawsuit against Just Energy Illinois Corp., Commerce Energy, Inc., JEMC and the Company (collectively referred to as "Just Energy") in the Illinois federal district court claiming entitlement to payment of minimum wage and overtime under Illinois wage claim laws and the FLSA on her own behalf and similarly situated door-to-door sales representatives who sold in Illinois. On March 13, 2015, the Court granted Wilkins' request to certify the lawsuit as a class action to include a class made up of Illinois sales representatives who sold for Just Energy Illinois and Commerce. Just Energy filed a motion for reconsideration objecting to the class definition and requested that the Court revise its ruling to exclude sales representatives who sold for Commerce, and the motion remains under advisement with the Court. Just Energy will continue to vigorously contest this matter.
In March 2015, Kevin Flood, a former door-to-door independent contractor for Just Energy Marketing Corp. ("JEMC") filed a lawsuit against JEMC, Just Energy New York Corp. and the Company (collectively referred to as "Just Energy") in New York federal district court (Southern District) claiming entitlement to payment of minimum wage and overtime under New York wage claim laws and the FLSA on his own behalf and similarly situated door-to-door sales representatives who sold in New York. On January 25, 2016, the Court granted Flood's request to certify the lawsuit as a class action for the FLSA claims to include a class made up of New York sales representatives who sold for Just Energy New York. Just Energy filed a motion for summary judgment for dismissal of Flood's claims, which remains pending.  Just Energy vigorously contests this matter.

Controls and procedures
As of December 31, 2015, the Co-Chief Executive Officers ("Co-CEOs") and Chief Financial Officer ("CFO") of the Company, along with the assistance of senior management, have designed disclosure controls and procedures to provide reasonable assurance that material information relating to Just Energy is made known to the Co-CEOs and CFO, and have designed internal controls over financial reporting based on the Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS.
During the three and nine months ended December 31, 2015, there were no changes in Just Energy's internal controls over financial reporting that occurred that have significantly affected, or are reasonably likely to significantly affect, the Company's internal controls over financial reporting.
Corporate governance
Just Energy is committed to maintaining transparency in its operations and ensuring its approach to governance meets all recommended standards. Full disclosure of Just Energy's compliance with existing corporate governance rules is available at www.justenergygroup.com and is included in Just Energy's Management Proxy Circular. Just Energy actively monitors the corporate governance and disclosure environment to ensure timely compliance with current and future requirements.
Outlook
Just Energy continues to deploy its strategy to become a world-class consumer enterprise, delivering superior value to its customers through a range of energy management solutions and a multi-channel approach. Growth plans centre on geographic expansion, structuring superior product value propositions and enhancing the Company's portfolio of energy management offerings. The Company's geographic expansion is centred on Europe, where the Company expects to expand into two new nations within the next 18 months.  Just Energy has initiated several superior value propositions.  These include successfully rolling out the new flat-bill product in six new markets, piloting and launching energy management solutions such as solar in California and New York, and planning a new commercial energy storage pilot.
Results for the first nine months of fiscal 2016 are ahead of management's expectations based on the guidance provided. To reflect this progress, management now believes that the Company will achieve the high end of its previously provided fiscal 2016 Base EBITDA guidance range of $193.0 million to $203.0 million, resulting in an expected double-digit percentage growth over the prior year. This includes approximately $20.0 million of incremental deductions in Base EBITDA related to the recently implemented change to its commercial commission terms announced during the fiscal first quarter of 2016; $10.5 million of this has already occurred in the first nine months of fiscal 2016. When adjusted for the expected $20.0 million effect from the change in classification, year over year Base EBITDA is expected to increase more than 20% in fiscal 2016. Just Energy expects to offset this headwind with continued strong gross margin performance and foreign exchange benefit, as evidenced by the year to date results of fiscal 2016.
In fiscal year 2017, Just Energy expects to achieve double-digit percentage Base EBITDA growth over fiscal 2016. Included in these expectations are incremental deductions in Base EBITDA of approximately $40.0 million for prepaid commercial commissions, which previously would have been included as amortization within selling and marketing expenses. This represents a $20.0 million increase over fiscal 2016 and reflects a go forward run rate for this incremental deduction in future years.
Just Energy's results reflect seasonality, as traditionally electricity consumption is slightly greater in the first and second quarters (summer quarters) and gas consumption is significantly greater during the third and fourth quarters (winter quarters). The main impact of this will normally be higher Base EBITDA in the third and fourth quarters (assuming consumption based on normal winter weather) and lower Base EBITDA in the first and second quarters. However, this impact is lessening as current net customer additions are concentrated in electricity, which traditionally experiences less seasonality than natural gas.

The margin per customer improvements in both the residential and commercial business are directly related to our ongoing commitment to Just Energy's margin improvement initiative as well as the impact from the weaker Canadian dollar. While competition is certain to come and go from the space over time, we believe Just Energy can continue to drive margin improvement that can be sustained over the long term as a result of the Company's innovative new products with more appeal and value for customers. This improved profitability per customer will add to our future margins over and above any growth in the customer base.
Just Energy's solar program commenced its initial pilot phases in California and New York during the fiscal year, with the volume signed during this initial pilot resulting in higher than expected profit. Based on the success of our pilot launch in southern California, operations will continue to grow with further expansion in California and the northeast U.S. Just Energy's solar pilot program remains on track and is expected to contribute $10.0 million towards the double-digit percentage Base EBITDA target in fiscal 2017.
Our objectives remain unchanged. The profitability and cash generation Just Energy has delivered over the first three quarters of fiscal 2016 are inherent to the business model going forward and thus provide management with confidence and freedom to commit to future dividend distributions and balance sheet restructuring.
We strive to deliver outstanding financial results and have made significant progress towards achieving our objective of becoming a premiere, world-class provider of energy management solutions. We are encouraged by the stronger profitability in the business and remain confident Just Energy is delivering the appropriate dividend strategy, one that is supported by our continued ability to generate strong cash flows consistently. We foresee continued, sustainable growth that will be driven by an expanded geographical footprint, continued product innovation, and bringing new energy management solutions to market that align with customer demands.